SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

HearUSA, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

 (Title of Class Securities)

422360305

(CUSIP Number)

Arcadia Capital Advisors, LLC
175 Great Neck Road, Suite 406
Great Neck, NY 11021
Attention: Richard Rofé
Tel: 516.466.5258

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), Rule13d-1(f) or Rule13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	422360305
1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Arcadia Opportunity Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,451,515*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,451,515*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,451,515*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
*Represents the shares held directly by the Fund as of June 2, 2011.

CUSIP No.	422360305
1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Arcadia Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,451,515*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,451,515*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,451,515*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%*
14	TYPE OF REPORTING PERSON OO
*Represents the shares held directly by the Fund as of June 2, 2011.

CUSIP No.	422360305
1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON M.D. Sass FinStrat Arcadia Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,451,515*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,451,515*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,451,515*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%*
14	TYPE OF REPORTING PERSON OO
*Represents the shares held directly by the Fund as of June 2, 2011.

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed with respect to the beneficial ownership of common stock, par value $0.10 per share (the “Common Stock”), of HearUSA, Inc., a Delaware corporation (the “Company” or the “Issuer”). This Amendment No. 3 amends and supplements Item 5 of the Schedule 13D previously filed on March 4, 2011, as amended.

Item 5.	Interest in Securities of the Issuer

(a) As of June 2, 2011, the date of the filing of this Amendment No. 3, the Fund directly owns 3,451,515 shares of Common Stock, representing 7.7% of all the Issuer’s outstanding Common Stock (the Investment Manager and the Managing Member may each be deemed to beneficially own the shares of Common Stock directly owned by the Fund; each disclaims beneficial ownership of such shares).

The foregoing percentage is based on 45,006,218 shares of Common stock outstanding as of April 14, 2011, as reported on the Issuer’s Form 10-K/A filed on April 20, 2011.

(b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 3,451,515 shares of Common Stock directly owned by the Fund.

(c) Except as set forth on Schedule I hereto, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the sixty (60) days prior to the filing of this Amendment No. 3.

(d) Not applicable.
(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 2011

RICHARD ROFÉ ARCADIA CAPITAL ADVISORS, LLC ARCADIA OPPORTUNITY MASTER FUND, LTD.
By:	/s/ Richard Rofé
Richard Rofé as Managing Director of the
Investment Manager (for itself and on behalf of the Fund)

M.D. SASS FINSTRAT ARCADIA CAPITAL HOLDINGS, LLC
By:	/s/ Phil Sivin
Phil Sivin, Authorized Signatory

SCHEDULE I

The following Reporting Persons effected the following transactions within the sixty (60) days prior to the filing of this Amendment No. 3, all on the open market:

Arcadia Opportunity Master Fund, Ltd.

Date	Buy/Sell	Number of Shares	Price per Share
04/07/2011	Sell	19,726	$0.480
04/20/2011	Sell	23,000	$0.350
04/26/2011	Sell	25,000	$0.360
04/29/2011	Buy	20,000	$0.306
05/27/2011	Sell	43,359	$0.470
05/31/2011	Sell	1,000,000	$0.417